Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Three
	Months
	Ending	Fiscal Years
	Dec. 30,
	2006	2006	2005	2004	2003	2002
Earnings:
Net income (loss)	$57	$(196)	$372	$403	$337	$383
Add: Income tax (benefit) expense	29	(102)	156	232	186	210
Add: Cumulative effect of change in
accounting principle, net of tax	-	5	-	-	-	-
Fixed charges	72	325	277	315	337	352
Amortization of capitalized interest	1	3	2	2	2	1
Less: Capitalized interest	(1)	(8)	(6)	(3)	(3)	(9)
Total adjusted earnings	158	27	801	949	859	937

Fixed Charges:
Interest	59	263	226	269	294	297
Capitalized interest	1	8	6	3	3	9
Amortization of debt discount expense	1	5	6	6	5	8
Rentals at computed interest factor (1)	11	49	39	37	35	38
Total fixed charges	$72	$325	$277	$315	$337	$352

Ratio of Earnings to Fixed Charges	2.19	-	2.89	3.01	2.55	2.66

Insufficient Coverage	$ -	$298	$ -	$ -	$ -	$ -

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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